CONCORDIA INTERNATIONAL CORP ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 19, 2018 REPORT ON BALLOT OF THE ELECTION OF DIRECTORS NUMBER OF SHARES NUMBER OF SHARES NOMINEES VOTED FOR VOTED WITHHELD DOUG DEETH 9,318,495 ( 87.48% ) 1,334,091 ( 12.52% ) ROCHELLE FUHRMANN 9,316,431 ( 87.46% ) 1,336,155 ( 12.54% ) ITZHAK KRINSKY 9,305,642 ( 87.36% ) 1,346,944 ( 12.64% ) RANDY BENSON 10,651,526 ( 99.99% ) 1,060 ( 0.01% ) PATRICK VINK 8,953,679 ( 84.05% ) 1,698,907 ( 15.95% ) FRANCIS (FRANK) I. PERIER, JR. 9,315,082 ( 87.44% ) 1,337,504 ( 12.56% ) ( % ) ( % ) ( % ) ( % ) ( % ) ( % ) ( % ) ( % ) ( % ) ( % ) ( % ) ( % ) "Luisa Roberto" SCRUTINEER

CONCORDIA INTERNATIONAL CORP ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 19, 2018 REPORT ON BALLOT FOR RESOLUTION 1 REPORT ON BALLOT FOR RESOLUTION 2 APPROVAL OF CONTINUANCE APPROVAL OF PLAN OF ARRANGEMENT Total Votes Cast FOR : 9,367,500 ( 87.94%) Total Votes Cast FOR : 9,306,954 ( 87.37%) Total Votes Cast AGAINST : 1,285,086 ( 12.06%) Total Votes Cast AGAINST : 1,345,632 ( 12.63%) REPORT ON BALLOT FOR RESOLUTION 3 REPORT ON BALLOT FOR RESOLUTION 4 APPROVAL OF NEW MANAGEMENT APPROVAL OF CHANGE OF INCENTIVE PLAN REGISTERED OFFICE Total Votes Cast FOR : 8,742,939 ( 82.07%) Total Votes Cast FOR : 9,353,813 ( 87.81%) Total Votes Cast AGAINST : 1,909,647 ( 17.93%) Total Votes Cast AGAINST : 1,298,773 ( 12.19%) "Luisa Roberto" SCRUTINEER

CONCORDIA INTERNATIONAL CORP ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 19, 2018 TSX Trust Company hereby reports that: 2 Holder(s) represented in person or by proxy 39,457 shares 162 Management proxies received representing 17,813,625 shares Total represented at the meeting 17,853,082 shares Percentage of 51,283,800 outstanding 34.81 % MANAGEMENT PROXY VOTES DOUG DEETH AS DIRECTOR 9,279,098 shares represented by proxy VOTED FOR ( 87.43% ) 1,334,031 shares represented by proxy VOTED WITHHOLD ( 12.57% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) ROCHELLE FUHRMANN AS DIRECTOR 9,278,334 shares represented by proxy VOTED FOR ( 87.42% ) 1,334,795 shares represented by proxy VOTED WITHHOLD ( 12.58% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) ITZHAK KRINSKY AS DIRECTOR 9,267,245 shares represented by proxy VOTED FOR ( 87.32% ) 1,345,884 shares represented by proxy VOTED WITHHOLD ( 12.68% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) JORDAN KUPINSKY AS DIRECTOR 9,247,359 shares represented by proxy VOTED FOR ( 87.13% ) 1,365,770 shares represented by proxy VOTED WITHHOLD ( 12.87% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) PATRICK VINK AS DIRECTOR 8,914,582 shares represented by proxy VOTED FOR ( 84.00% ) 1,698,547 shares represented by proxy VOTED WITHHOLD ( 16.00% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US)

FRANCIS (FRANK) I. PERIER, JR. AS DIRECTOR 9,275,685 shares represented by proxy VOTED FOR ( 87.40% ) 1,337,444 shares represented by proxy VOTED WITHHOLD ( 12.60% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) APPOINTMENT OF AUDITORS 16,731,316 shares represented by proxy VOTED FOR ( 93.92% ) 1,082,309 shares represented by proxy VOTED WITHHOLD ( 6.08% ) CONTINUANCE RESOLUTION 9,329,043 shares represented by proxy VOTED FOR ( 87.90% ) 1,284,086 shares represented by proxy VOTED AGAINST ( 12.10% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) SHAREHOLDERS' ARRANGEMENT RESOLUTION 9,268,497 shares represented by proxy VOTED FOR ( 87.33% ) 1,344,632 shares represented by proxy VOTED AGAINST ( 12.67% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) SHAREHOLDERS' TSX MIP RESOLUTION 8,703,482 shares represented by proxy VOTED FOR ( 82.01% ) 1,909,647 shares represented by proxy VOTED AGAINST ( 17.99% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) REGISTERED OFFICE RESOLUTION 9,314,656 shares represented by proxy VOTED FOR ( 87.77% ) 1,298,473 shares represented by proxy VOTED AGAINST ( 12.23% ) 7,200,496 shares represented by proxy NOT VOTED (Broadridge US) Dated this 19 th day of June, 2018 "Luisa Roberto" Scrutineer